EMAIL: AFINERMAN@olshanlaw.com

DIRECT DIAL: 212.451.2289

December 1, 2015

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Matthew Crispino, Esq.

Re:	Crossroads Systems, Inc. Amendment No. 1 to Registration Statement on Form S-3

Filed November 12, 2015

File No. 333-207431

Ladies and Gentlemen:

On behalf of Crossroads Systems, Inc., a Delaware corporation (the “Company”), this letter responds to the oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 24, 2015 with respect to the registration statement referenced above (the “Registration Statement”).

A courtesy copy of this letter is being provided directly to the Staff for its convenience (attention: Mitchell Austin, Esq., Staff Attorney).

To facilitate the Staff’s review, the Commission’s comment is summarized below before the Company’s response thereto.

1.	The Staff noted that in response to Comment No. 1 of the Staff’s Comment Letter, dated as of October 30, 2015, the Company stated they were under no legal obligation to issue additional warrants but decided to do so for various reasons. The Staff would like the Company to disclose what those various reasons were.

Response: In response to the Staff’s oral comment, the Company proposes to add the following language on pages 3 and 6 of the Registration Statement as follows (additional language underlined for purposes of clarity):

December 1, 2015

Page 3:

“Warrants to purchase the Warrant Shares offered hereby were issued following the completion of the Company’s recent rights offering (the “Rights Offering”) to sell up to 11,263,184 shares of the Company’s common stock, pursuant to which 3,933,879 shares of common stock were sold, increasing the total number of outstanding shares by 20.19%.  The additional Warrants were issued in an amount approximately equal to the percentage of additional shares issued in the Rights Offering. By issuing these additional Warrants the Company was able to insure that the distribution of rights to its common stockholders was not taxable to such holders. As such, following the completion of the Rights Offering, the Company issued additional warrants to its current warrant holders in an amount of an additional 20.19% of their prior holdings. This prospectus registers the Warrant Shares underlying such warrants.”

Page 6:

“The Company recently completed Rights Offering to sell up to 11,263,184 shares of the Company’s common stock, pursuant to which 3,933,879 shares of common stock were sold, increasing the total number of outstanding shares by 20.19%. The additional Warrants were issued in an amount approximately equal to the percentage of additional shares issued in the Rights Offering. By issuing these additional Warrants the Company was able to insure that the distribution of rights to its common stockholders was not taxable to such holders. As such, following the completion of the Rights Offering, the Company issued additional warrants to the Company’s current warrant holders in an amount of an additional 20.19% of their prior holdings.”

*  *  *

The Company hereby acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *

December 1, 2015

Should any member of the Commission’s Staff have any questions or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 451-2289.

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman

cc:	Mitchell Austin, Esq.
Mr. Richard K. Coleman, Jr.
Ms. Jennifer Ray Crane